UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

August 29, 2006

BHP Billiton Limited -----------------------------------
(Translation of registrant's name into English)

180 Lonsdale Street Melbourne VIC 3000 Australia
----------------------------------- (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: [ ] Yes [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

29 August 2006

To:	Australian Stock Exchange	cc:	New York Stock Exchange
Swiss Stock Exchange
JSE Limited
	London Stock Exchange		Deutsche Bank UBS Zurich

Notification of Change of Interests of Persons Discharging Managerial Responsibilities and Connected Persons

(Listing Rules & Disclosure Rules of the UK Listing Authority)

Name of entities	BHP Billiton Limited	BHP Billiton Plc
	ABN 49 004 028 077	REG NO 3196209

As part of a dual listed company structure, the Group voluntarily notifies all stock exchanges on which either BHP Billiton Plc or BHP Billiton Limited have primary or secondary listings, all those interests of persons discharging managerial responsibilities of both entities in the securities of both entities (and changes to those interests) which are required to be disclosed under the Listing Rules and Disclosure Rules of the United Kingdom Listing Authority and the Group's Securities Dealing Code.

We (the entities) advise the following information under the UK Listing Authority Disclosure Rule 3.1.4 and as agent for the person discharging managerial responsibilities in accordance with the Group's Securities Dealing Code.
Name of person discharging managerial responsibilities	Mr P S Aiken
Date of last notice	7 December 2005
Date issuer informed of transaction	24 August 2006
Date and place of transaction	24 & 28 August 2006 on the Australian Stock Exchange

Part 1 - Change of relevant interests in securities

Included in this Part are:

  in the case of a trust, interests in the trust made available by the responsible entity of the trust;
  details of the circumstance giving rise to the relevant interest;
  details and estimated valuation if the consideration is non-cash; and
  changes in the relevant interest of Connected Persons of the person discharging managerial responsibilities.
Direct or indirect interest	Direct and Indirect
Nature of indirect interest (including registered holder and the identity of a Connected Person if applicable)	Mr Aiken previously had a direct interest in 3,377 ordinary shares in BHP Billiton Limited. These are now held indirectly. The registered holder is RBC Global Services Australia Pty Ltd.
Date of Change	24 August 2006 (exercise) and 28 August 2006 (sale)
No. of securities held prior to change	544,907
Class	Ordinary shares in BHP Billiton Limited
Number acquired	114,405
Number disposed	47,466
Value/Consideration	Exercise @ nil cost Sale @ $27.50
No. of securities held after change	611,846
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back

The acquisition of 114,405 ordinary shares following the exercise of Performance Shares and Deferred Shares under the Group Incentive Scheme, and the subsequent sale of 47,466 shares in order to meet the associated tax liability.

Any additional information

Mr Aiken has a direct interest in 608,469 ordinary shares in BHP Billiton Limited.

Mr Aiken also has an indirect interest in 3,377 ordinary shares in BHP Billiton Limited. The registered holder is RBC Global Services Australia Pty Ltd.

Part 2 - Change of interests in contracts other than as described in Part 3

Included in this Part are:

  only details of a contract in relation to which the interest has changed; and
  details and estimated valuation if the consideration is non-cash.
Detail of contract	-
Nature of interest (including the identity of a Connected Person if applicable)	-
Name of registered holder (if issued securities)	-
No. and class of securities to which interest related prior to change	-
Interest acquired	-
Interest disposed	-
Value/Consideration	-
Interest after change	-
No. and class of securities to which interest related after the change	-

Part 3 - Change of interests in options or other rights granted by the entities

Included in this Part are only details of options or other rights granted which have changed, save for the total number of securities over which options or other rights are held following this notification.
Date of grant	-
Period during which or date on which exercisable	-
Total amount paid (if any) for the grant	-
Description of securities involved: class; number	-
Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise	-

Part 3 - Change of interests in options or other rights granted by the entities (cont'd)
Total number of securities over which options or other rights held at the date of this notice

                     44,402    maximum number of GIS Deferred
                                     Shares (ordinary shares of BHP
                                     Billiton Limited)

                   450 000   maximum number of Performance
                                    Shares (ordinary shares of BHP
                                    Billiton Limited) under the Long
                                    Term Incentive Plan

                     ----------

                  494,402    Total

Any additional information

This change is in respect of the exercise of 55,852 Performance Shares and 58,553 Deferred Shares under the BHP Billiton Limited Group Incentive Scheme (GIS).

The performance conditions relating to the 2003 Performance Shares were met to 80% and consequently 55,852 Performance Shares vested and 13,963 Performance Shares lapsed on 23 August 2006.

The service conditions relating to the 2004 Deferred Shares were met and consequently 58,553 Deferred Shares vested on 23 August 2006.

Part 4 - Contact details
Name of authorised officers responsible for making this notification on behalf of the entities	Mr S A Butcher - BHP Billiton Limited Mrs I Watson - BHP Billiton Plc - BHP Billiton Plc
Contact details	Mr S A Butcher Tel: +61 3 9609 3323 Fax: +61 3 9609 4372 Mrs I Watson Tel: +44 20 7802 4176 Fax: +44 20 7802 3054

BHP Billiton Limited ABN 49 004 028 077 Registered in Australia Registered Office: Level 27, 180 Lonsdale Street Melbourne Victoria 3000 Telephone +61 1300 554 757 Facsimile +61 3 9609 3015	BHP Billiton Plc Registration number 3196209 Registered in England and Wales Registered Office: Neathouse Place London SW1V 1BH United Kingdom Telephone +44 20 7802 4000 Facsimile +44 20 7802 4111

                                                                  The BHP Billiton Group is headquartered in Australia

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BHP Billiton Limited

Date: 29 August 2006	By:	Karen Wood
	Name:	Karen Wood
	Title:	Company Secretary